EXHIBIT 99.1



PGTI Reports Record Second Quarter 2022 Results and
Raises Full-Year 2022 Guidance

VENICE, Fla., July 26, 2022 – PGT Innovations, Inc. (NYSE: PGTI), a national leader in premium windows and doors, including impact-resistant products and products designed to unify indoor/outdoor living spaces, today announced financial results for its second quarter ended July 2, 2022.

Financial Highlights for Second Quarter 2022
(All results reflect comparison to prior-year period; Cash on hand is compared to prior-year end)
- Net sales in the second quarter totaled $407 million, an increase of 42 percent (includes organic growth of 29 percent).
- Net income in the second quarter was $36 million, an increase of 240 percent.
- Adjusted net income* in the second quarter was $41 million, an increase of 278 percent.
- Adjusted EBITDA* in the second quarter was $78 million, an increase of 119 percent.
- Net income attributable to common shareholders per diluted share in the second quarter was $0.61, an increase of 455 percent.
- Adjusted net income per diluted share* in the second quarter was $0.67, an increase of 272 percent.
- Cash at the end of the second quarter was $159 million, an increase of 66 percent.

Updated Fiscal Year 2022 Guidance
- Net sales in the range of $1.450 billion to $1.525 billion.
- Adjusted EBITDA in the range of $250 million to $265 million.

* Adjusted net income, Adjusted net income per diluted share and Adjusted EBITDA are non-GAAP measures. Please see "Use of Non-GAAP Financial Measures" below for more information.

"Our very strong second quarter financial results, with year-over-year revenue growth of 42 percent, was driven by continued improvement across our portfolio of brands. The effectiveness of our business model to drive long-term and profitable growth, both organic growth and acquisitions, showed strong during the quarter, and included $39 million in net sales from Anlin Windows & Doors, which we acquired in the fourth quarter of last year," said Jeff Jackson, President and Chief Executive Officer.

"Organic revenue in our Western region grew 41 percent year-over-year as we continue to gain significant market share and deliver quality products. Organic revenue in our

Southeast region grew 27 percent, reflecting strength in our core Florida market and improved lead times stemming from investments in increased operational efficiencies. We achieved 660 basis points of gross margin expansion as operational improvements and pricing actions helped us offset rising costs," added Jackson.

"Our strong revenue and margin growth benefited from many strategic actions and ongoing strength across the markets we serve," commented Jackson. "Over the past four years, we acquired Western Window Systems, New South, Eco, and Anlin, which together expanded our geographic footprint and product lines so that we can effectively meet growth in consumer demand for our target markets. I am also extremely proud of our team's focus on operational excellence, which has reduced lead times, further increased our manufacturing quality, improved safety performance and reduced costs. They are a testament to our value proposition that drives the execution of our long-term strategy."

"Given the strength of our financial results to date and robust open-orders backlog for the second half, we are raising fiscal year 2022 guidance for net sales in the range of $1.450 billion to $1.525 billion, and Adjusted EBITDA in the range of $250 million to $265 million," added John Kunz, Senior Vice President and Chief Financial Officer. "We generated strong cash flow in the second quarter of 2022, ending the period with a cash balance of $159 million."

	Prior 2022 Guidance* (as of 05/12/2022)		Updated 2022 Guidance* (as of 07/26/2022)	
Net sales (in billions)	$1.350	$1.450	$1.450	$1.525
% growth vs. prior year	16%	25%	25%	31%
Adj. EBITDA** (in millions)	$225	$250	$250	$265
% growth vs. prior year	33%	48%	48%	56%
* 2022 guidance includes Eco at 100% contribution. ** Adjusted EBITDA is a non-GAAP measure. Please see "Use of Non-GAAP Measures" below.				

Conference Call

PGT Innovations will host a conference call today at 10:30 a.m. The conference call will be available at the same time through the Investor Relations section of the PGT Innovations, Inc. website, http://ir.pgtinnovations.com/events.cfm.

To participate in the teleconference, kindly dial into the call about 10 minutes before the start time: 833-316-0547 (U.S. toll-free) and 412-317-5728 (International). A replay of the call will be available within approximately one hour after the scheduled end of the call on July 26, 2022, through approximately 12:30 p.m. on August 2, 2022. To access the replay, dial 877-344-7529 (U.S. Only toll-free), 855-669-9658 (Canada Only toll-free) and 412-317-0088 (International) and refer to pass code 3547969. Other international replay dial-in numbers can be obtained at: https://services.choruscall.com/ccforms/replay.html

You may join the conference online by using the following link: https://event.choruscall.com/mediaframe/webcast.html?webcastid=k2gfjtZV.

About PGT Innovations, Inc.

PGT Innovations manufactures and supplies premium windows and doors. Its highly engineered and technically advanced products can withstand some of the toughest weather conditions on earth and are revolutionizing the way people live by unifying indoor and outdoor living spaces. PGT Innovations creates value through deep customer relationships, understanding the unstated needs of the markets it serves, and a drive to develop category-defining products. The company is also the nation's largest manufacturer of impact-resistant windows and doors and holds the leadership position in its primary market.

The PGT Innovations' family of brands include CGI®, PGT® Custom Windows and Doors, WinDoor®, Western Window Systems, Anlin Windows & Doors, Eze-Breeze®, CGI Commercial, NewSouth Window Solutions, and a 75 percent ownership stake in Eco Window Systems. The company's brands, in their respective markets, are a preferred choice of architects, builders, and homeowners throughout North America and the Caribbean. Their high-quality products are available in custom and standard sizes with massive dimensions that allow for unlimited design possibilities in residential, multi-family, and commercial projects. For additional information, visit www.pgtinnovations.com.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: "assume," "believe," "could," "estimate," "expect," "guidance," "intend," "many," "positioned," "potential," "project," "think," "should," "target," "will," "would" and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our acquisition of Anlin; pricing actions benefiting margins; improvement of our operations and business integration; and our Sales and EBITDA guidance.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following:

- the impact of the COVID-19 pandemic (the "COVID-19 pandemic" or "Pandemic") and related measures taken by governmental or regulatory authorities to combat the Pandemic, including the impact of the Pandemic and these measures on the economies and demand for our products in the states where we sell them, and on

- our customers, suppliers, labor force, business, operations and financial performance;
- unpredictable weather and macroeconomic factors that may negatively impact the repair and remodel and new construction markets and the construction industry generally, especially in the state of Florida and the western United States, where the substantial portion of our sales are currently generated, and in the U.S. generally;
- changes in raw material prices, especially for aluminum, glass and vinyl, including, price increases due to the implementation of tariffs and other trade-related restrictions, Pandemic-related supply chain interruptions, or interruptions from the conflict in Ukraine;
- our dependence on a limited number of suppliers for certain of our key materials;
- our dependence on our impact-resistant product lines, which increased with the acquisition of Eco Enterprises, LLC ("Eco"), and contemporary indoor/outdoor window and door systems, and on consumer preferences for those types and styles of products;
- the effects of increased expenses or unanticipated liabilities incurred as a result of, or due to activities related to, our recent acquisitions, including our acquisitions of Anlin Windows & Doors ("Anlin"), and Eco;
- our level of indebtedness, which increased in connection with our recent acquisitions, including our acquisitions of Anlin and Eco;
- increases in credit losses from obligations owed to us by our customers in the event of a downturn in the home repair and remodel or new home construction channels in our core markets and our inability to collect such obligations from such customers;
- the risks that the anticipated cost savings, synergies, revenue enhancement strategies and other benefits expected from our acquisitions of Anlin and Eco may not be fully realized or may take longer to realize than expected or that our actual integration costs may exceed our estimates;
- increases in transportation costs, including increases in fuel prices;
- our dependence on our limited number of geographically concentrated manufacturing facilities, which increased further due to our acquisition of Eco;
- sales fluctuations to and changes in our relationships with key customers;
- federal, state and local laws and regulations, including unfavorable changes in local building codes and environmental and energy code regulations;
- risks associated with our information technology systems, including cybersecurity-related risks, such as unauthorized intrusions into our systems by "hackers" and theft of data and information from our systems, and the risks that our information technology systems do not function as intended or experience temporary or long-term failures to perform as intended;
- product liability and warranty claims brought against us;
- in addition to our acquisitions of Anlin and Eco, our ability to successfully integrate businesses we may acquire in the future, or that any business we acquire may not perform as we expected when we acquired it; and
- the other risks and uncertainties discussed under "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K/A for the year ended January 1, 2022, and our other filings with the Securities and Exchange Commission.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Use of Non-GAAP Financial Measures

This press release and the financial schedules include financial measures and terms not calculated in accordance with U.S. generally accepted accounting principles (GAAP). Management believes that presentation of non-GAAP measures such as Adjusted net income, Adjusted net income per share, and Adjusted EBITDA provides investors and analysts with an alternative method for assessing our operating results in a manner that enables investors and analysts to more thoroughly evaluate our current performance compared to past performance. Management also believes these non-GAAP measures provide investors with a better baseline for assessing our future earnings potential. The non-GAAP measures included in this press release are provided to give investors access to types of measures that we use in analyzing our results, and for internal planning and forecasting purposes.

Adjusted net income consists of GAAP net income adjusted for the items included in the accompanying reconciliation. Adjusted net income per share consists of GAAP net income per share adjusted for the items included in the accompanying reconciliation. We believe these measures enable investors and analysts to more thoroughly evaluate our current performance as compared to past performance and provide a better baseline for assessing the Company's future earnings potential. However, these measures do not provide a complete picture of our operations.

Adjusted EBITDA consists of net income, adjusted for the items included in the accompanying reconciliation. We believe that Adjusted EBITDA provides useful information to investors and analysts about the Company's performance because they eliminate the effects of period-to-period changes in taxes, costs associated with capital investments and interest expense. Adjusted EBITDA does not give effect to the cash the Company must use to service its debt or pay its income taxes and thus does not reflect the actual funds generated from operations or available for capital investments.

Our calculations of Adjusted net income and Adjusted net income per share, and Adjusted EBITDA are not necessarily comparable to calculations performed by other companies and reported as similarly titled measures. These non-GAAP measures should be considered in addition to results prepared in accordance with GAAP but should not be considered a substitute for or superior to GAAP measures. Schedules that reconcile Adjusted net income, Adjusted net income per share, and Adjusted EBITDA to GAAP net income are included in the financial schedules accompanying this release.

We are not able to provide a reconciliation of projected Adjusted EBITDA to the most directly comparable expected GAAP results due to the unknown effect, timing and potential significance of the effects of legal matters, tax considerations, and income and expense from changes in fair value of contingent consideration from acquisitions. Expenses associated with legal matters, tax consequences, and income and expense from changes in fair value of contingent consideration from acquisitions have in the past, and may in the future, significantly affect GAAP results in a particular period.

Adjusted EBITDA as used in the calculation of the net debt-to-Adjusted EBITDA ratio, consists of our Adjusted EBITDA as described above, but for the trailing twelve-month period, adjusted pursuant to the covenants contained in the 2016 Credit Agreement due 2022.

SOURCE: PGT Innovations, Inc.

PGT Innovations Contacts:

Investor Relations:	**Media Relations**:
John Kunz, 941-480-1600	Stephanie Cz, 941-480-1600
Senior Vice President and CFO	Corporate Communications Manager
JKunz@PGTInnovations.com	

PGT INNOVATIONS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited - in thousands, except per share amounts)

	Three Months Ended		Six Months Ended	
	July 2, 2022	July 3, 2021	July 2, 2022	July 3, 2021
Net sales	$ 406,521	$ 285,500	$ 765,183	$ 556,592
Cost of sales	241,391	188,491	465,460	365,621
Gross profit	165,130	97,009	299,723	190,971
Selling, general and administrative expenses	109,505	75,745	205,387	145,511
Income from operations	55,625	21,264	94,336	45,460
Interest expense, net	7,155	7,825	14,235	15,282
Income before income taxes	48,470	13,439	80,101	30,178
Income tax expense	12,005	2,726	19,810	6,670
Net income	36,465	10,713	60,291	23,508
Less: Net income attributable to redeemable non-controlling interest	(304)	(568)	(961)	(979)
Net income attributable to the Company	$ 36,161	$ 10,145	$ 59,330	$ 22,529
Calculation of net income per common share attributable to PGT Innovations, Inc. common shareholders:				
Net income attributable to the Company	$ 36,161	$ 10,145	$ 59,330	$ 22,529
Change in redemption value of redeemable non-controlling interest	351	(3,563)	(1,785)	(3,563)
Net income attributable to PGT Innovations, Inc. common shareholders	$ 36,512	$ 6,582	$ 57,545	$ 18,966
Net income per common share attributable to PGT Innovations, Inc. common shareholders:				
Basic	$ 0.61	$ 0.11	$ 0.96	$ 0.32
Diluted	$ 0.61	$ 0.11	$ 0.96	$ 0.32
Weighted average number of common shares outstanding:				
Basic	59,928	59,551	59,880	59,418
Diluted	60,257	60,051	60,241	59,977

PGT INNOVATIONS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited - in thousands)

		July 2, 2022		January 1, 2022
ASSETS				
Current assets:				
Cash and cash equivalents	$	159,261	$	96,146
Accounts receivable, net		178,185		141,221
Inventories		110,245		91,440
Contract assets, net		59,309		55,239
Prepaid expenses and other current assets		28,841		37,712
Total current assets		535,841		421,758
Property, plant and equipment, net		185,597		185,266
Operating lease right-of-use asset, net		95,511		91,162
Intangible assets, net		374,801		394,525
Goodwill		372,652		364,598
Other assets, net		1,963		3,301
Total assets	$	1,566,365	$	1,460,610
LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST, AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable and accrued expenses	$	175,129	$	122,681
Current portion of operating lease liability		14,883		13,180
Total current liabilities		190,012		135,861
Long-term debt		626,266		625,655
Operating lease liability, less current portion		87,514		83,903
Deferred income taxes, net		34,249		37,489
Other liabilities		7,910		11,742
Total liabilities		945,951		894,650
Commitments and contingencies		—		—
Redeemable non-controlling interest		39,609		36,863
Total shareholders' equity		580,805		529,097
Total liabilities, redeemable non-controlling interest and shareholders' equity	$	1,566,365	$	1,460,610

PGT INNOVATIONS, INC.
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO THEIR
MOST DIRECTLY COMPARABLE GAAP EQUIVALENTS
(unaudited - in thousands, except per share amounts and percentages)

	Three Months Ended		Six Months Ended	
	July 2, 2022	July 3, 2021	July 2, 2022	July 3, 2021
Reconciliation to Adjusted Net Income and Adjusted Net Income per share - diluted:				
Net income	$ 36,465	$ 10,713	$ 60,291	$ 23,508
Reconciling items:				
Asset impairment charges (1)	1,408	-	2,131	-
Adjustments to contingent consideration (2)	3,793	-	4,754	-
CGI Commercial relocation costs (3)	277	-	277	-
Acquisition-related costs (4)	-	-	-	672
Business wind-down costs (5)	-	-	-	4,197
Tax effect of reconciling items	(1,411)	-	(1,843)	(1,205)
Adjusted net income	$ 40,532	$ 10,713	$ 65,610	$ 27,172
Weighted-average diluted shares	60,257	60,051	60,241	59,977
Adjusted net income per share - diluted	$ 0.67	$ 0.18	$ 1.09	$ 0.45
Reconciliation to Adjusted EBITDA:				
Depreciation and amortization expense	$ 14,475	$ 12,802	$ 30,988	$ 24,248
Interest expense, net	7,155	7,825	14,235	15,282
Income tax expense	12,005	2,726	19,810	6,670
Reversal of tax effect of reconciling items for adjusted net income above	1,411	-	1,843	1,205
Stock-based compensation expense	2,704	1,744	4,909	3,494
Adjusted EBITDA	$ 78,282	$ 35,810	$ 137,395	$ 78,071
Adjusted EBITDA as percentage of net sales	19.3%	12.5%	18.0%	14.0%

(1) Represents write-offs of property and equipment, classified as selling, general and administrative expense in the accompanying condensed statement of operations for the three- and six-month periods ended July 2, 2022.

(2) Represents adjustments to contingent consideration associated with our Anlin Acquisition as required under ASC 805, classified as selling, general and administrative expenses in the accompanying consolidated statement of operations for the three- and six-month periods ended July 2, 2022.

(3) Represents additional costs relating to the relocation of our CGI Commercial business to a new location in the Miami, FL area, being shared with our Eco Enterprises entity, classified as cost of sales in the accompanying consolidated statement of operations for the three- and six-month periods ended July 2, 2022.

(4) Represents costs relating to our acquisition of Eco, classified as selling, general and administrative expenses in the accompanying consolidated statement of operations for the six-month period ended July 3, 2021.

(5) Represents incremental costs related to the wind-down in the first quarter of 2021 of our commercial business acquired in the New South acquisition. Of the $4.2 million of these costs, $2.7 million are classified as cost of sales, and $1.5 million are classified as selling, general and administrative expenses in the accompanying consolidated statement of operations for the six-month period ended July 3, 2021. A portion of these costs may be recoverable through insurance.